UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )*

YY Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.00001 per share, including Class A Common Shares represented by American Depositary Shares (each representing 20 Class A Common Shares)

(Title of Class of Securities)

American Depositary Shares: 98426T106

(CUSIP Number)

November 21, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98426T106	Page 2 of 11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 156,000,000 Class A Common Shares, par value US$0.00001 per share (“Class A Shares”), reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012.

CUSIP No. 98426T106	Page 3 of 11

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 156,000,000 Class A Shares, reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the SEC on November 21, 2012.

CUSIP No. 98426T106	Page 4 of 11

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 156,000,000 Class A Shares, reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the SEC on November 21, 2012.

CUSIP No. 98426T106	Page 5 of 11

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 156,000,000 Class A Shares, reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the SEC on November 21, 2012.

CUSIP No. 98426T106	Page 6 of 11

1	NAMES OF REPORTING PERSONS Baytree Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 156,000,000 Class A Shares, reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the SEC on November 21, 2012.

Item 1	(a).	Name of Issuer:

YY Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Building 3-08, Yangcheng Creative Industry Zone No. 309 Huangpu Avenue Middle, Tianhe District Guangzhou 510655 People’s Republic of China

Item 2	(a).	Name of Person Filing:

		(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
		(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.
		(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.
		(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.
		(v)	Baytree Investments (Mauritius) Pte Ltd (“Baytree”), a wholly-owned subsidiary of Dunearn.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

		(i)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

		(ii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

		(iii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

		(iv)	c/o International Management (Mauritius) Limited Les Cascades Building Edith Cavell Street Port Louis Republic of Mauritius

		(v)	c/o International Management (Mauritius) Limited Les Cascades Building Edith Cavell Street Port Louis Republic of Mauritius

Item 2	(c).	Citizenship:

		(i)	Singapore
		(ii)	Singapore
		(iii)	Singapore
		(iv)	Mauritius
		(v)	Mauritius

Item 2	(d).	Title of Class of Securities:

Class A Common Shares, par value US$0.00001 per share, including Class A Common Shares represented by American Depositary Shares (“ADSs”), each representing 20 Class A Common Shares

Item 2	(e).	CUSIP Number:

ADSs: 98426T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned: 12,000,000 Class A Shares (in the form of ADSs).

As of the date of this Schedule, Baytree directly owns 12,000,000 Class A Shares (in the form of ADSs). Baytree is wholly-owned by Dunearn, which in turn is wholly owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of the date of this Schedule, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to beneficially own the 12,000,000 Class A Shares (in the form of ADSs) owned directly by Baytree.

(b) Percent of class: 7.69%

The 12,000,000 Class A Shares (in the form of ADSs) directly owned by Baytree constitute approximately 7.69% of the Class A Shares outstanding (including Class A Shares represented by ADSs).

The Class A Shares (in the form of ADSs) that may be deemed to be beneficially owned by each of Temasek Holdings, Temasek Capital, Seletar and Dunearn constitute approximately 7.69% of the Class A Shares outstanding (including Class A Shares represented by ADSs)

All percentage calculations in this Schedule are based on 156,000,000 Class A Shares reported as outstanding immediately after the initial public offering by YY Inc. in its prospectus dated November 20, 2012 and filed with the SEC on November 21, 2012.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 12,000,000.
Temasek Capital: 12,000,000.
Seletar: 12,000,000.
Dunearn: 12,000,000.
Baytree: 12,000,000.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 12,000,000.
Temasek Capital: 12,000,000.
Seletar: 12,000,000.
Dunearn: 12,000,000.
Baytree: 12,000,000.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2012	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Authorized Signatory

Dated: November 30, 2012	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: November 30, 2012	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee (Michelle)
		Name:	Git Oi Chee (Michelle)
		Title:	Director

Dated: November 30, 2012	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director

Dated: November 30, 2012	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated November 30, 2012, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Baytree Investments (Mauritius) Pte Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: November 30, 2012	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Authorized Signatory

Dated: November 30, 2012	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: November 30, 2012	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee (Michelle)
		Name:	Git Oi Chee (Michelle)
		Title:	Director

Dated: November 30, 2012	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director

Dated: November 30, 2012	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director